SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, at a meeting held on January 15, 2018, the Board of Directors of Eletrobras approved the sale of part of the shares in Energisa Mato Grosso S.A. ("Energisa MT") owned by Eletrobras, within the scope of the OPA - Public Share Offering for Acquisition of common and preferred shares of Energisa MT disclosed by order and account of its parent company, Energisa S.A.

Currently, Eletrobras holds a total of 46,868,429 (forty-six million, eight hundred and sixty-eight thousand, four hundred and twenty-nine) Energisa MT shares, of which 2,108,717 (two million, one hundred and eight thousand, seven hundred and seventeen) are common shares (ENMT3) and 44,759,712 (forty-four million, seven hundred and fifty-nine thousand, seven hundred and twelve) are preferred shares (ENMT4).

Eletrobras will join the OPA to sell the equivalent of approximately 55.42% of the common shares and 69.14% of the preferred shares that it holds on Energisa MT, since the other shares are blocked in guarantee of lawsuits and/or other contracts entered into by the Company.

The OPA sale price is fixed at BRL 8.60 (eight brazilian reais and sixty cents) per share, without distinction between the price of common ("ON") and preferred shares ("PN"), allowing Eletrobras to receive the value of BRL 276,181,423.40 (two hundred and seventy-six million, one hundred and eighty-one thousand, four hundred and twenty-three Brazilian reais and forty cents) for the sale of the aforementioned shares.

Rio de Janeiro, January 15, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.